UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL TOWER HILL MINES LTD.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	Not Applicable
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1920 – 1188 West Georgia Street
Vancouver, British Columbia, Canada	V6E 4A2
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, no par value	NYSE Amex Equities

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:  ______ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by International Tower Hill Mines Ltd. (the "Registrant") in connection with a plan of arrangement between the Registrant and Corvus Gold Inc. (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia).  Pursuant to the Plan of Arrangement, upon the effective date of the Plan of Arrangement, which is expected to be 12:01 a.m. Pacific Daylight Time on August 26, 2010, the Registrant will re-designate its current issued and outstanding common shares (“Old Common Shares”), which were previously registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), for listing on the NYSE Amex Equities exchange pursuant to a registration statement on Form 8-A, filed with the Securities and Exchange Commission on August 2, 2007 (File No. 001-33638), as “Class A Common Shares”.  Concurrent therewith, the Registrant will create a new class of common shares of the Registrant, designated as “Common Shares” (“New Common Shares”), which will have the same rights, terms and conditions as the Class A Common Shares.  Pursuant to the Plan of Arrangement, the Class A Common Shares will then be granted a distribution of one half of one common share of Corvus Gold Inc. for each Class A Common Share and then the Class A Common Shares will be exchanged on a one for one basis for New Common Shares.  Following the exchange, the Class A Common Shares will be cancelled.

This registration statement relates to the New Common Shares which have been substituted for the listing for the Old Common Shares/Class A Common Shares on the NYSE Amex Equities exchange.

Item 1.          Description of Registrant’s Securities to be Registered.

Share Capital

General Description of Capital Structure

The authorized capital of the Registrant is 500,000,000 Old Common Shares, of which 67,228,222 were issued and outstanding as at August 24, 2010.  Following the Plan of Arrangement, the Registrant will have authorized capital of 500,000,000 New Common Shares of which 67,228,222 will be issued and outstanding as at August 26, 2010.  The Class A Common Shares that will be created by the re-designation of the Old Common Shares as part of the Plan of Arrangement will be fully cancelled following the deemed exchange of the Class A Common Shares for the New Common Shares.

The rights and restrictions pertaining to the New Common Shares and holders thereof are set forth in the articles of the Registrant (the “Articles”), which govern the affairs of the Registrant (subject to any applicable laws).  The New Common Shares are represented by a form of share certificate approved by the Board of Directors of the Registrant and acceptable to any stock exchange where the New Common Shares are listed.

The holders of New Common Shares are entitled to one vote for each New Common Share held on all matters to be voted on by the shareholders.  Generally, most matters required to be voted upon are ordinary resolutions, which require the affirmative vote of a simple majority (50% + 1) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass.  However certain matters representing fundamental changes must be approved by a special resolution, which presently requires the affirmative vote of a special majority (66 2/3%) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass.  The holders of New Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote, in person or by proxy, at such meetings.

Each New Common Share is equal to every other New Common Share, and all New Common Shares participate equally on liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, and any other distribution of the assets of the Registrant among its shareholders for the purpose of winding up its affairs after the Registrant has paid all of its liabilities.

The holders of New Common Shares are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Registrant out of funds legally available therefor.  No dividends have been paid by the Registrant on any Old Common Shares or New Common Shares since incorporation, nor does the Registrant intend to pay a dividend on any of its New Common Shares in the immediate future.  The Registrant anticipates that it will retain all earnings to finance the further growth and development of the Registrant’s business.  The directors of the Registrant will determine if and when dividends should be declared and paid in the future, based upon the Regsitrant’s financial condition and requirements at the relevant time.

No New Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights attached to the New Common Shares, and there are no provisions for purchase or cancellation, surrender, or any sinking fund or purchase fund.

Shareholders’ Rights Plan

On August 25, 2009, the Board of Directors of the Registrant adopted a Shareholders’ Rights Plan (“SRP”), effective at 12:01 a.m. on August 26, 2009, subject to shareholder approval, which was obtained on October 15, 2009.

The purpose of the SRP is to provide shareholders and the Board of Directors of the Registrant with adequate time to consider and evaluate any unsolicited bid made for the Registrant, to provide the Board of Directors of the Registrant with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Registrant and to ensure that any proposed transaction is in the best interests of the Registrant's shareholders.

The rights issued under the SRP will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the Registrant’s outstanding New Common Shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days.  If a take-over bid does not meet the Permitted Bid requirements of the SRP, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional New Common Shares at a substantial discount to the market price of the New Common Shares at that time.

Constraints

There is no limitation imposed by Canadian law or by the New Articles on the right of a non-resident to hold or vote Common Shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (the “ICA”).  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the value of the assets of the target Canadian business exceed a certain monetary threshold, or if the transaction is considered to be an investment that could be injurious to Canadian national security) file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada (and, if applicable, is satisfied that the investment would not be injurious to Canadian national security).  The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor (a national security review can take up to 130 days).  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.  If the Governor in Council considers that it is advisable to protect national security, she may prohibit the investment, authorize it to proceed on conditions, or require divestiture.

Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties or other payments to non-resident holders of New Common Shares, except as described under “Taxation”.

Taxation

The description set forth in Item 10.E. under the heading “Taxation” in the Registrant’s Annual Report of Form 20-F, as filed with the Securities and Exchange Commission of December 15, 2008, is hereby incorporated by reference in response to this item.

Item 2.                Exhibits.

Not Applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

By:  /s/ Lawrence Talbot
Name:  Lawrence Talbot
Title:  Vice President and General Counsel

Dated:  August 25, 2010